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           UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

             FORM U-3A2

Statement by Holding Company Claiming Exemption Under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935

To be filed Annually Prior to March 1
ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

   1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

   2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

   3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kwh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b)   Number  of  kwh.  of  electric   energy  and  Mfc.  Of  natural  or
             manufactured gas distributed at retail outside the State in which each company is organized.

       (c)   Number  of  kwh.  Of  electric   energy  and  MCF.  OF  NATURAL  OR
             MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d)   Number  of  kwh.  Of  electric   energy  and  Mcf.  Of  natural  or
             manufactured gas purchased outside the State in which each such company is organized or at the State line.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB control number.                                        SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 14th day of April, 1999.

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                     by /s/ ARNE SATHER
                                                       ------------------
                                                     (title) CONTROLLER
                                                            ------------

CORPORATE SEAL

Attest:  /s/ HOWARD GARNER ,  EXECUTIVE VICE PRESIDENT
       ------------------------------------------------

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

ALASKA POWER & TELEPHONE COMPANY                  ARNE SATHER, CONTROLLER
--------------------------------                  -----------------------
           (Name)                                          (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368


                  EXHIBIT B  Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                      Item No.               Caption Heading
                         1                      Total Assets
                         2                      Total Operating Revenues
                         3                      Net Income


EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                                                       Exhibit A
ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS - ASSETS
December 31, 1998
                                                       AP&T       ALD        APC          ATC        ATW          BBL        BTT
Assets
Utility Plant:
   Electric                                         1,898,962            34,281,296                           10,308,588
   Telephone                                                                           9,529,674  1,922,895                713,323
   Non-Utility Plant                                  324,636
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
                                                    2,223,598        0   34,281,296    9,529,674  1,922,895   10,308,588   713,323

   Less accumulated depreciation                    1,240,807            11,862,713    3,193,199    264,650      709,930   305,508
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
                                                      982,791        0   22,418,583    6,336,475  1,658,245    9,598,658   407,815

   Utility plant under construction                    27,315               805,352      161,626     42,295       14,138       406
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
Total utility plant                                 1,010,106        0   23,223,935    6,498,101  1,700,540    9,612,796   408,221

Other assets:
   Investment in Subsidiaries                      33,750,599
   Preliminary survey and investigation costs                               423,451         (151)
   Investment in CoBank                               697,785
   Notes Receivable                                   198,946
   Special Funds Restricted
   Other                                            2,050,800    9,425                               15,218      152,866
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
Total other assets                                 36,698,130    9,425      423,451         (151)    15,218      152,866         0

Current assets:
   Cash                                               708,909                47,305       22,620        890                     76
   Trade accounts receivable                                                917,080      604,453    165,260                 36,406
   Other receivables                                  437,532                                         1,271
   Fuel, supplies, and other inventory                                      526,790       97,125    349,415                  1,227
   Income Taxes Recoverable                             8,599
   Prepaid expenses and other                          87,649
   Costs in Exces of Billing                          321,022
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
Total current assets                                1,563,711        0    1,491,175      724,198    516,836            0    37,709
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
                                                   39,271,947    9,425   25,138,561    7,222,148  2,232,594    9,765,662   445,930
                                                  ============ ======= ============= =========== =========== ============ =========


AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          Black Bear Lake Hydro
BTT          Bettles Telephone Inc.
GLH          Goat Lake Hydro
NCT          North Country Telephone Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - ASSETS - continued
December 31, 1998

                                                      GLH          NCT       Combined    Elimination   Consoldiated
Assets
Utility Plant:
   Electric                                        17,002,891               63,491,737                    63,491,737
   Telephone                                                     280,515    12,446,407                    12,446,407
   Non-Utility Plant                                                           324,636                       324,636
                                                  ------------ ---------- ------------- -------------- --------------
                                                   17,002,891    280,515    76,262,780              0     76,262,780

   Less accumulated depreciation                                  82,993    17,659,800                    17,659,800
                                                  ------------ ---------- ------------- -------------- --------------
                                                   17,002,891    197,522    58,602,980                    58,602,980

   Utility plant under construction                                4,656     1,055,788                     1,055,788
                                                  ------------ ---------- ------------- -------------- --------------
Total utility plant                                17,002,891    202,178    59,658,768              0     59,658,768

Other assets:
   Investment in Subsidiaries                                               33,750,599    (33,750,599)             0
   Preliminary survey and investigation costs         172,008                  595,308                       595,308
   Investment in CoBank                                                        697,785                       697,785
   Notes Receivable                                                            198,946                       198,946
   Special Funds Restricted                         6,753,104                6,753,104                     6,753,104
   Other                                              544,597                2,772,906                     2,772,906
                                                  ------------ ---------- ------------- -------------- --------------
Total other assets                                  7,469,709          0    44,768,648    (33,750,599)    11,018,049

Current assets:
   Cash                                                              111       779,911                       779,911
   Trade accounts receivable                                      29,481     1,752,680                     1,752,680
   Other receivables                                  443,150                  881,953                       881,953
   Fuel, supplies, and other inventory                             2,026       976,583                       976,583
   Income Taxes Recoverable                                                      8,599                         8,599
   Prepaid expenses and other                                                   87,649                        87,649
   Costs in Exces of Billing                                                   321,022                       321,022
                                                  ------------ ---------- ------------- -------------- --------------
Total current assets                                  443,150     31,618     4,808,397              0      4,808,397
                                                  ------------ ---------- ------------- -------------- --------------
                                                   24,915,750    233,796   109,235,813    (33,750,599)    75,485,214
                                                  ============ ========== ============= ============== ==============

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          Black Bear Lake Hydro
BTT          Bettles Telephone Inc.
GLH          Goat Lake Hydro
NCT          North Country Telephone Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - LIABILITIES AND EQUITY
December 31, 1998

                                                      AP&T       ALD      APC          ATC         ATW          BBL          BTT
Liabilities and stockholders' equity

Stockholders' equity:
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares - 937,016          1,177,534
  Additional paid-in capital                        5,705,804
  Retained earnings                                12,688,063
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
Total stockholders' equity                         19,571,401       0             0           0           0                       0

Parent Company Equity                                           9,425    22,893,770   6,052,882   2,061,047      557,520    373,027
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------

Long-term debt, less current portion               17,327,294                                       100,000    7,751,425
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------

Other liabilities:
  Deferred investment tax credits                      25,611
  Deferred income taxes                                74,685             1,661,558     976,703      65,635    1,286,098    62,464
  Customer advances for construction                                        146,862
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
Total other liabilities                               100,296       0     1,808,420     976,703      65,635    1,286,098    62,464

Current liabilities:
  Trade accounts payable                              981,472               233,075      43,464                   11,077     6,956
  Accrued taxes and expenses                          574,037                37,728      22,498       5,912       51,734       173
  Deferred income taxes                               (14,137)              109,204      23,992                   (1,253)       61
  Customer deposits and advance billings                                     56,364     102,609                              3,249
  Current portion of long-term debt                   731,584                                                    109,061
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
Total current liabilities                           2,272,956       0       436,371     192,563       5,912      170,619    10,439
                                                  ------------ ------- ------------- ----------- ----------- ------------ ---------
                                                   39,271,947   9,425    25,138,561   7,222,148   2,232,594    9,765,662   445,930
                                                  ============ ======= ============= =========== =========== ============ =========

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long-Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          Black Bear Lake Hydro
BTT          Bettles Telephone Inc.
GLH          Goat Lake Hydro
NCT          North Country Telephone Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - LIABILITIES AND EQUITY - continued
December 31, 1998

                                                      GLH         NCT        Combined    Elimination   Consolidated
Liabilities and stockholders' equity

Stockholders' equity:
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares - 937,016                                   1,177,534                     1,177,534
  Additional paid-in capital                                                 5,705,804                     5,705,804
  Retained earnings                                                         12,688,063                    12,688,063
                                                  ------------ ---------- ------------- -------------- --------------
Total stockholders' equity                                  0          0    19,571,401                    19,571,401

Parent Company Equity                               1,622,553    180,375    33,750,599    (33,750,599)             0
                                                  ------------ ---------- ------------- -------------- --------------

Long-term debt, less current portion               22,678,769               47,857,488                    47,857,488
                                                  ------------ ---------- ------------- -------------- --------------

Other liabilities:
  Deferred investment tax credits                                               25,611                        25,611
  Deferred income taxes                               602,115     46,075     4,775,333                     4,775,333
  Customer advances for construction                                           146,862                       146,862
                                                  ------------ ---------- ------------- -------------- --------------
Total other liabilities                               602,115     46,075     4,947,806              0      4,947,806

Current liabilities:
  Trade accounts payable                                           4,275     1,280,319                     1,280,319
  Accrued taxes and expenses                           28,900        119       721,101                       721,101
  Deferred income taxes                                                        117,867                       117,867
  Customer deposits and advance billings                           2,952       165,174                       165,174
  Current portion of long-term debt                   (16,587)                 824,058                       824,058
                                                  ------------ ---------- ------------- -------------- --------------
Total current liabilities                              12,313      7,346     3,108,519                     3,108,519
                                                  ------------ ---------- ------------- -------------- --------------
                                                   24,915,750    233,796   109,235,813    (33,750,599)    75,485,214
                                                  ============ ========== ============= ============== ==============


AP&T         Alaska Power & Telephone Company
ALD          AP&T Long-Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          Black Bear Lake Hydro
BTT          Bettles Telephone Inc.
GLH          Goat Lake Hydro
NCT          North Country Telephone Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the year ended December 31, 1998

                                                     AP&T        ALD         APC         ATC         ATW          BBL        BTT
Revenues:
   Electric                                                              10,562,706                            1,339,301
   Telephone                                                   111,750                4,560,727   1,070,811                284,294
                                                  ------------ -------- ------------ ----------- ----------- ------------ ---------
Total revenues                                              0  111,750   10,562,706   4,560,727   1,070,811    1,339,301   284,294

Expenses:
   Electric                                          (256,805)            8,273,906                              533,339
   Telephone                                                   182,092                3,230,198   1,255,419                277,644
                                                  ------------ -------- ------------ ----------- ----------- ------------ ---------
Total expenses                                       (256,805) 182,092    8,273,906   3,230,198   1,255,419      533,339   277,644
                                                  ------------ -------- ------------ ----------- ----------- ------------ ---------
Operating income                                      256,805  (70,342)   2,288,800   1,330,529    (184,608)     805,962     6,650

Other (income) expense:
   Interest income                                    (30,561)
   Allowance for funds used during construction       (19,600)
   Interest expense                                 1,037,104                                                    587,167
   Gross profit on contract revenues                  (82,264)
   Gain on sale on non-utility plant                 (381,375)
   Miscellaneous                                      (12,527)                7,007       3,844      (2,351)      (9,500)
                                                  ------------ -------- ------------ ----------- ----------- ------------ ---------
                                                      510,777        0        7,007       3,844      (2,351)     577,667          0
                                                  ------------ -------- ------------ ----------- ----------- ------------ ---------
Income before income taxes                           (253,972) (70,342)   2,281,793   1,326,685    (182,257)     228,295      6,650

Provision for income taxes                                     (22,867)     728,956     431,277     (59,247)      74,214     2,162
                                                  ------------ -------- ------------ ----------- ----------- ------------ ---------
Net income                                           (253,972) (47,475)   1,552,837     895,408    (123,010)     154,081     4,488
                                                  ============ ======== ============ =========== =========== ============ =========


AP&T         Alaska Power & Telephone Company
ALD          AP&T Long-Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          Black Bear Lake Hydro
BTT          Bettles Telephone Inc.
GLH          Goat Lake Hydro
NCT          North Country Telephone Inc.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME - continued
For the year ended December 31, 1998

                                                      GLH         NCT        Combined     Elimination   Consolidated
Revenues:
   Electric                                                                 11,902,007     (1,339,301)    10,562,706
   Telephone                                                     231,840     6,259,422                     6,259,422
                                                  ------------ ---------- ------------- -------------- --------------
Total revenues                                              0    231,840    18,161,429     (1,339,301)    16,822,128

Expenses:
   Electric                                                                  8,550,440     (1,339,301)     7,211,139
   Telephone                                                     184,202     5,129,555                     5,129,555
                                                  ------------ ---------- ------------- -------------- --------------
Total expenses                                              0    184,202    13,679,995     (1,339,301)    12,340,694
                                                  ------------ ---------- ------------- -------------- --------------
Operating income                                            0     47,638     4,481,434                     4,481,434

Other (income) expense:
   Interest income                                                             (30,561)                      (30,561)
   Allowance for funds used during construction                                (19,600)                      (19,600)
   Interest expense                                                          1,624,271                     1,624,271
   Gross profit on contract revenues                                           (82,264)                      (82,264)
   Gain on sale on non-utility plant                                          (381,375)                     (381,375)
   Miscellaneous                                                               (13,527)                      (13,527)
                                                  ------------ ---------- ------------- -------------- --------------
                                                            0          0     1,096,944              0      1,096,944
                                                  ------------ ---------- ------------- -------------- --------------
Income before income taxes                                  0     47,638     3,384,490                     3,384,490

Provision for income taxes                                        15,486     1,169,981                     1,169,981
                                                  ------------ ---------- ------------- -------------- --------------
Net income                                                  0     32,152     2,214,509              0      2,214,509
                                                  ============ ========== ============= ============== ==============

AP&T         Alaska Power & Telephone Company
ALD          AP&T Long-Distance
APC          Alaska Power Company
ATC          Alaska Telephone Company
ATW          AP&T Wireless, Inc.
BBL          Black Bear Lake Hydro
BTT          Bettles Telephone Inc.
GLH          Goat Lake Hydro
NCT          North Country Telephone Inc.

                                                                       Exhibit B
                        Alaska Power & Telephone Company
                                and Subsidiaries

                        Consolidated Financial Statements

                     Years Ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Financial Statements


                     Years Ended December 31, 1998 and 1997




                                    Contents


Report of Independent Auditors............................................   1


Audited Consolidated Financial Statements

     Consolidated Balance Sheets..........................................   2
     Consolidated Statements of Income....................................   4
     Consolidated Statements of Stockholders' Equity......................   5
     Consolidated Statements of Cash Flows................................   6
     Notes to Consolidated Financial Statements...........................   7

                         Report of Independent Auditors

The Board of Directors
Alaska Power & Telephone Company

We have audited the accompanying consolidated balance sheets of Alaska Power & Telephone Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Power & Telephone Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


February 19, 1999


Ernst & Young LLP

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                           December 31
                                                      1998             1997
                                                 ------------------------------
ASSETS

Utility plant
   Electric and non-utility                      $ 63,816,373     $ 42,829,536
   Telecommunications                              12,446,407       10,890,665
                                                 -------------    -------------
                                                   76,262,780       53,720,201

   Less accumulated depreciation                   17,659,799       15,514,261
                                                 -------------    -------------
                                                   58,602,981       38,205,940

   Hydroelectric plant under construction                   0       13,968,869
   Other plant under construction                   1,055,788        1,566,872
                                                 -------------    -------------
                      Total utility plant, net     59,658,769       53,741,681


Other assets
   Preliminary survey and investigation costs         595,308          412,617
   Investments and other assets                     2,653,961        2,000,983
   Goodwill - net of accumulated amortization of
      $80,023 and $44,114, respectively               816,731          852,640
   Special Funds - Restricted                       6,753,104        9,499,656
                                                 -------------    -------------
                            Total other assets     10,819,104       12,765,896


Current assets
   Cash                                               779,910          216,264
   Accounts receivable, less allowance for
      doubtful accounts of $16,684 and
     $16,685, respectively                          2,833,580        2,397,547
   Fuel, supplies, and other inventory                976,583        1,050,788
   Income taxes recoverable                             8,599          367,066
   Prepaid expenses                                    87,649          125,623
   Costs and estimated earnings in excess of
      billings on uncompleted contracts               321,022                0
                                                 -------------    -------------
                          Total current assets      5,007,343        4,157,288
                                                 -------------    -------------

                                                 $ 75,485,216     $ 70,664,865
                                                 =============    =============


See accompanying notes.                                                      2

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                           December 31
                                                      1998             1997
                                                 ------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity
  Common stock, $1 par value:
    Authorized shares - 2,000,000
    Issued and outstanding shares - 1,177,534 and
     1,143,871, respectively                    $   1,177,534    $   1,143,871
   Additional paid-in capital                       5,705,804        5,086,137
   Retained earnings                               12,688,063       11,516,593
                                                 -------------    -------------
                    Total stockholders' equity     19,571,401       17,746,601


Long-term debt
   Goat Lake Hydro, Inc. notes payable             22,662,182       22,662,182
   Other notes payable, less current portion       25,195,306       22,409,971
                                                 -------------    -------------
                          Total long-term debt     47,857,488       45,072,153


Other liabilities
   Deferred income taxes                            4,800,944        4,378,360
   Customer advances for construction                 146,862          162,608
                                                 -------------    -------------
                                   Total other      4,947,806        4,540,968
liabilities

Current liabilities
   Accounts payable                                 1,280,320          968,255
   Accrued taxes and expenses                         721,101        1,193,504
   Deferred income taxes                              117,867          145,322
   Customer deposits and advance billings             165,175          162,973
   Current portion of long-term debt                  824,058          835,089
                                                 -------------    -------------
                     Total current liabilities      3,108,521        3,305,143
                                                 -------------    -------------

                                                 $ 75,485,216     $ 70,664,865
                                                 =============    =============

See accompanying notes.                                                      3

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Statements of Income


                                                     Year Ended December 31
                                                      1998             1997
                                                 ------------------------------
Revenues
   Electric                                       $10,562,706      $10,532,481
   Telecommunications                               6,259,424        5,980,072
                                                 -------------    -------------
                                                   16,822,130       16,512,553
Total revenues

Expenses
   Electric                                         7,211,139        7,786,138
   Telecommunications                               5,129,555        4,453,368
                                                 -------------    -------------
                            Operating expenses     12,340,694       12,239,506


Interest (expense) income
   Interest expense                                (1,603,929)      (1,872,559)
   Allowance for funds used during construction -
     debt portion                                      10,219          238,797
                                                 -------------    -------------
                          Net interest expense     (1,593,710)      (1,633,762)
                                                 -------------    -------------

                              Operating income      2,887,726        2,639,285


Other income
   Allowance for funds used during construction -
     equity portion                                    19,600         452,893
   Gross profit on contract revenues                   82,264               0
   Gain on sale of non-utility plant                  381,375               0
   Miscellaneous                                       13,525           32,900
                                                 -------------    -------------
                            Total other income        496,764          485,793
                                                 -------------    -------------

   Income before income taxes                       3,384,490        3,125,078
   Income taxes                                     1,169,981        1,029,770
                                                 -------------    -------------

                                    Net income   $  2,214,509     $  2,095,308
                                                 =============    =============

                      Basic earnings per share        $  1.91          $  1.87
                                                 =============    =============

                    Diluted earnings per share        $  1.87          $  1.86
                                                 =============    =============


See accompanying notes.                                                      4

                Alaska Power & Telephone Company and Subsidiaries

                 Consolidated Statements of Stockholders' Equity

                                                           Additional
                                                Common       Paid-In      Retained
                                                 Stock       Capital      Earnings       Total
                                              ----------   ----------   -----------   -----------
Balance at January 1, 1997                    $1,097,881   $4,279,314   $10,405,640   $15,782,835

   Net income                                       -            -        2,095,308     2,095,308

   Cash dividends                                   -            -         (984,355)     (984,355)

   Sale of common stock to ESOP                   29,402      599,878          -          629,280

   Sale of other common stock                      5,588      113,995          -          119,583

   Common stock options exercised                 11,000       92,950          -          103,950
                                              ----------   ----------   -----------   -----------

Balance at December 31, 1997                   1,143,871    5,086,137    11,516,593    17,746,601

   Net income                                       -            -        2,214,509     2,214,509

   Cash dividends                                   -            -       (1,043,039)   (1,043,039)

   Sale of common stock to ESOP                   28,316      610,188          -          638,504

   Sale of other common stock                      4,490       96,760          -          101,250

   Repurchase of common stock                     (8,143)    (174,056)         -         (182,199)

   Common stock options exercised                  9,000       86,775          -           95,775
                                              ----------   ----------   -----------   -----------

Balance at December 31, 1998                  $1,177,534   $5,705,804   $12,688,063   $19,571,401
                                              ==========   ==========   ===========   ===========

See accompanying notes.                                                      5

                Alaska Power & Telephone Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                                              Year Ended December 31
                                                                               1998             1997
                                                                           -----------------------------
OPERATING ACTIVITIES
Net income                                                                 $ 2,214,509      $ 2,095,308
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                           2,511,096        2,388,261
     Gain on sale of land                                                     (381,375)
                                                                                                      0
     Deferred income tax provision                                              456,795          658,229
Changes in operating activities:
     Change in accounts receivable                                               7,117         (150,310)
     Change in other; assets, liabilities, and receivables                    (634,470)        (129,218)
     Change in inventories                                                      74,205          (54,036)
     Change in income taxes                                                    296,801          (95,459)
     Change in accounts payable and accrued liabilities                       (160,338)         396,776
     Other                                                                       2,201          ( 6,110)
                                                                           ------------     ------------
                               Net cash provided by operating activities     4,386,541        5,103,441


INVESTING ACTIVITIES
   Acquisitions of utility plant                                            (5,371,822)     (19,042,385)
   Investment in Special Funds - Restricted                                          0       (9,499,656)
   Other Investments                                                          (652,977)        (336,158)
   Preliminary survey and investigation costs                                 (182,691)        (176,575)
                                                                           ------------     ------------
                                   Net cash used in investing activities    (6,207,490)     (29,054,774)

FINANCING ACTIVITIES
   Proceeds from long-term debt                                              6,535,976       49,397,499
   Payments on long-term debt                                               (3,761,672)     (25,212,305)
   Payment of bond issue costs                                                       0         (326,558)
   Payment of cash dividends                                                (1,043,039)        (779,286)
   Proceeds from sale of common stock                                          835,529          852,813
   Repurchase of common stock                                                 (182,199)               0
                                                                           ------------     ------------
                               Net cash provided by financing activities     2,384,595       23,932,163
                                                                           ------------     ------------

                                         Net increase (decrease) in cash       563,646         ( 19,170)

CASH AT BEGINNING OF YEAR                                                      216,264          235,434
                                                                           ------------     ------------

CASH AT END OF YEAR                                                        $   779,910      $   216,264
                                                                           ============     ============

See accompanying notes.                                                      6

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



1.  The Company and Summary of Significant Accounting Policies

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the state of Alaska and acts as the general contractor on certain power projects. AP&T is subject to regulation by the Alaska Public Utilities Commission, the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

     Consolidation

The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned subsidiaries, after elimination of significant intercompany transactions and balances.

     Revenue and Cost Recognition

The Company recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs and percentage of completion, actual results could differ from those estimates.

The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed.

     Utility Plant and Depreciation

The cost of additions to and replacements of utility plant are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of electric utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as noncash

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



1.  The Company and Summary of Significant Accounting Policies (continued)

items to other income and interest charges. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized. The original cost of utility plant together with removal cost, less salvage is charged to accumulated depreciation at such times as assets are retired and removed from service.

In relation to one specific construction project, Goat Lake Hydro, the Company used Power Revenue Bond financing to fund construction. As a result interest cost incurred in 1998 of $1 million related to construction in progress were capitalized. In addition operating cost of $0.3 million, offset by power sales of $0.7 million were capitalized during the construction period in 1998. Goat Lake Hydro became operational on January 1, 1999.

For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

     Goodwill

Goodwill is amortized on a straight-line basis over 15 to 40 years.

     Preliminary Survey and Investigation Costs

AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned.

     Fuel, Supplies, and Other Inventory

Fuel, supplies, and other inventory are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



1.  The Company and Summary of Significant Accounting Policies (continued)

     Income Taxes

Deferred income taxes result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The differences are primarily due to preliminary survey and investigation costs and depreciation expense.

     Customer Advances for Construction

Customer advances for construction of additions to the electric distribution systems are recorded as a liability and are amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts.

     Stock-Based Compensation

The Company has adopted the disclosure only provisions of FASB Statement No. 123, and applies Accounting Principles Board Opinion No. 25 and related interpretation in accounting for its stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Disclosure in accordance with Statement 123 is provided in Note 8.

     Earnings per Share

The Company has calculated its basic earnings per share data according to the method prescribed in FASB Statement No. 128 "Earnings per Share." Under this Statement, basic earnings per share are based on the weighted average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised or any other contracts to issue common stock were converted. Diluted earnings per share reflects the impact of the dilution caused by outstanding stock options. FASB Statement No. 128 requires the duel presentation of basic and diluted earnings per share.

     Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



1.  The Company and Summary of Significant Accounting Policies (continued)

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Utility Plant
                                                                     Annual
                                                                  Depreciation
                                      1998             1997           Rate
                                 -----------------------------------------------
Electric plant:
   Hydroelectric                 $ 19,254,755      $ 9,695,267         2%
   Other generation                13,153,194       10,764,506         5%

   Transmission and distribution   22,327,121       14,090,071     2.5% to 5%

   Other                            8,365,382        7,482,811       5% to 20%

   Land                               715,921          796,881         -
                                 ------------      -----------
                      Electric     63,816,373       42,829,536
                                 ------------      -----------

Telecommunications plant:
   General support assets           1,360,146        1,158,175       5% to 20%

   Central office assets            5,152,424        4,895,892         6%

   Cable and wire facilities        3,564,312        3,245,805       5% to 6%

   Nonregulated investment          2,285,970        1,490,671      7% to 20%

   Land                                83,555          100,122          -
                                 ------------      -----------
            Telecommunications     12,446,407       10,890,665
                                 ------------      -----------

           Total utility plant    $76,262,780      $53,720,201
                                 ============      ===========

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



3.  Investments and Other Assets

During 1998, the Company entered into an agreement with Cape Fox Corporation to form Ketchikan Electric Company LLC (KEC). KEC is a limited liability company organized under the Alaska Limited Liability Company Act. The principal purpose and business of KEC is to construct, own, operate and manage a hydroelectric power system in the Ketchikan Gateway Borough. The Company owns a 50% share of KEC, with a total investment of $908,000 as of December 31, 1998.

4.  Long-Term Debt

Long-term debt consists of the following:

                                                          1998          1997
                                                      -------------------------

Goat Lake Hydro, Inc., note payable to secure Power
 Revenue Bonds series 1997. Face amount of
 $23,000,000 less the original issue discount of
 $337,818 secured by the Power Sales Agreement, a
 Construction Funding Agreement, and all assets of
 Goat Lake Hydro Inc. Interest rate average of 6% per
 year, principal due in annual installments from 2000
 through 2032                                         $22,662,182   $22,662,182

Other notes payable:

Notes payable to National Bank for Cooperatives (CoBank):

Note payable, secured by BBL Hydro Inc., assets and
 revenues, through 2022, at 7.17% fixed interest rate
 through 2002                                          7,860,486      7,947,228

Note payable, secured by telephone assets, due in
 quarterly installments through 2008, at 7.24% fixed
 interest rate                                         4,552,420      4,861,329

Note payable, secured by electric assets, due in
 quarterly installments through 2012, at 7.28% fixed
 interest rate                                         3,788,540      3,932,477

Note payable, secured by electric assets, due in
 quarterly installments through 2010, at 7.33% fixed
 interest rate                                         3,598,289      3,755,618

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



4.  Long-Term Debt (continued)

                                                         1998           1997
                                                      --------------------------

Note payable, secured by electric assets, due in
 quarterly installments through 2014, variable
 interest rate (6.63%) at December 31, 1998           $4,000,000     $1,000,000

Note payable to commercial bank, unsecured line of
 credit, due December 2000, variable interest rate
 (7.96%) at December 31, 1998                          1,500,000      1,000,000

Other debt, unsecured, with interest rates ranging
 from 2% to 11%, maturing at various dates               719,629        748,408
                                                      -----------    -----------
                                                      26,019,364     23,245,060
Less current portion                                     824,058        835,089
                                                      -----------    -----------
                         Total other notes payable    25,195,306     22,409,971
                                                      -----------    -----------

                              Total long-term debt   $47,857,488    $45,072,153
                                                     ============   ============

Annual  maturities  for the five years  beginning  January 1, 1999 are $824,058,
$2,763,981,   $1,463,481,   $1,470,379,   and  $1,675,389,   respectively,   and
$40,484,257, thereafter.

Note payable of Goat Lake Hydro, Inc. (GLH), a wholly owned subsidiary of AP&T, to secure the Power Revenue Bonds series 1997 is the result of the issuance on December 31, 1997, of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use, with the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to U.S. Bank Trust National Association all rights and interests in the note. The note is secured by all assets and revenues of GLH and a Power Sales Agreement (PSA) between GLH and Alaska Power Co. (APC), both fully owned subsidiaries of AP&T. The Alaska Public Utilities Commission has approved the PSA for the life of the GLH note. This approval allows APC to charge its customers the entire annual costs as defined in the PSA, i.e., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



4.  Long-Term Debt (continued)

commission. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC for the life of the agreement.

CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers. AP&T's loan agreements with CoBank require that a portion of CoBank's earnings returned to AP&T be invested in additional stock of CoBank based on a five-year average of the outstanding borrowings. The electric and telephone assets of the Company's two principal operating subsidiaries, Alaska Power Company and Alaska Telephone Company, secure these loan agreements. As part of these agreements, the Company is required to meet certain covenants. The Company is in compliance with all covenants.

As of December 31, 1998, the Company has unsecured lines of credit of $4,000,000 from CoBank and $7,500,000 from other commercial banks. This total of $11,500,000, less the outstanding amount of $1,500,000, is available for general and other corporate needs.

Interest paid on debt was $1,897,446 and $1,808,521 in 1998 and 1997, respectively.

5.  Operating Lease Agreements

AP&T leases its administrative office and a portion of its utility plant under noncancellable leases expiring through 2011. Total rent expense was $338,018 and $270,013 for 1998 and 1997, respectively. Certain of the leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $489,388. Minimum annual rental commitments are $54,515 in each of the next five years. Additional lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license, 50 years. Total rent expense for hydroelectric operations was $126,570 and $124,395 for 1998 and 1997, respectively.

6.  Construction Contract Commitments

The Company formed a joint venture with Whitewater Engineering Company to pursue a specific construction project. The Company maintains a General Contracting license issued by the State of Alaska. In December 1998, the joint venture was awarded a construction contract to modify and improve an existing State-owned electric

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



6.  Construction Contract Commitments (continued)

transmission line in southeast Alaska. The total contract price is approximately $12 million of which the Company's portion is approximately $4.5 million, while the remaining amount of $7.5 million is to be performed by Whitewater Engineering Company. The work is required to be completed before the end of 1999. The joint venture has secured financing of $2 million to facilitate the completion of the contract while the remainder of the project costs will be financed through progress payments by the State of Alaska.

The Company has signed a fixed price construction contract totaling $17.5 million with KEC (see Note 3) to build the Mahoney Lake Hydroelectric project. License requirements and permitting will be performed during 1999. The primary construction efforts will occur in the year 2000. A construction line of credit from CoBank to KEC will supply the financing requirements for the project. Obtaining funding of the construction line of credit is subject to the completion of a Power Sales Agreement between KEC and Ketchikan Public Utility, and will be secured by the assets of KEC.


7.  Income Taxes

The components of the consolidated provision for income taxes are as follows:

                                                    1998             1997
                                              ------------------------------
        Current:
           Federal                            $     564,667    $     295,627
           State                                    148,519           75,914
                                              -------------    -------------
                                                    713,186          371,541

        Deferred                                    456,795          658,229
                                              -------------    -------------
              Provision for income taxes      $   1,169,981    $   1,029,770
                                              =============    =============

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



7.  Income Taxes (continued)

Total tax expense differs from that computed at the statutory federal income tax rate due to the following:

                                                              1998             1997
                                                        -------------------------------
        Income tax provision at federal rate of 34%     $   1,150,727    $   1,062,527
        State income taxes, net of federal benefit            188,458          171,058
        Amortization of deferred investment tax credits       (12,807)          (9,495)
        Benefit of cash dividends paid to ESOP members       (149,077)        (136,578)
        Other                                                  (7,320)         (57,742)
                                                        --------------   --------------
                        Provision for income taxes      $   1,169,981    $   1,029,770
                                                        ==============   ==============

The components of the deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

                                                              1998             1997
                                                        -------------------------------
        Current:
           Deferred tax assets                          $     (94,038)   $     (82,175)
           Deferred tax liabilities                           211,905          227,497
                                                        --------------   --------------
                                                              117,867          145,322

        Long-term deferred tax liabilities                  4,800,944        4,378,360
                                                        --------------   --------------
        Total net deferred tax liability                $   4,918,811    $   4,523,682
                                                        ==============   ==============

Federal and state income taxes paid were $721,785 and $744,993 in 1998 and 1997, respectively.

8.  Employee Stock Ownership Plan

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 13.5% of their wages to the plan, which can be invested in the common stock of AP&T or into other investment accounts. Employer contributions match the participant's contributions up to the first 3% of the participant's wages. Employer matching contributions were $124,657 and $111,940 in 1998 and 1997, respectively. Additional employer contributions are made annually at 5% of the eligible wages. These additional employer contributions

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



8.  Employee Stock Ownership Plan (continued)

were $217,909 and $186,565 in 1998 and 1997, respectively. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after five years of full-time employment.

9.  Stock Option Plan

In 1991, AP&T established a stock option plan. The plan provides for the grant of incentive stock options. Stockholders have approved a total of 200,000 shares to be reserved for the plan from the authorized and unissued common stock. These options become exercisable five years after the date of grant and expire ten years after the date of grant.

The effect on net income and earnings per share of the fair value approach under FASB Statement No.123 is not materially different from those amounts recorded under APB 25.

A summary of the activity related to the plan is as follows:

                                                             Average Exercise
                                                  Shares       Price Per Share
                                                  Under
                                                  Option
                                                -------------------------------

    Balance at December 31, 1996, unexercised     118,000        $ 14.16

       Granted                                     25,000          21.40
       Canceled                                    13,000          12.82
       Exercised                                   11,000           8.49
                                                -----------

    Balance at December 31, 1997, unexercised     119,000          14.58

       Granted                                     38,500          22.55
       Canceled                                     1,500          12.45
       Exercised                                    9,000           9.64
                                                -----------

    Balance at December 31, 1998, unexercised     147,000        $ 18.29
                                                ===========

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998



10.  Year 2000 Issue (Unaudited)

The Company has evaluated its computer systems and applications. Although there can be no assurance, the Company believes it is now in compliance with Year 2000 requirements. Any year 2000 compliance problem encountered by the Company, its suppliers, or its customers is not expected to have a material effect to the Company's business, financial conditions, and results of operations.